FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of November 2009

Commission File Number: 000-30850

789 West Pender Street, Suite 1010
Vancouver, BC, Canada V6C 1H2

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐  No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

As reported in Time Magazine’s recent article listing the Top 50 Best Innovations of 2009, Valcent Products Inc. (“The Company”) developer of VerticropTM, a commercial high-density vertical plant growing system, made the list as one of the top new innovations.

VertiCropTM, a commercial high-density vertical growing system for plants, is being employed in controlled environments such as a glasshouse, polytunnel, or warehouses, which increases production volume for field crops up to 20 times, but requires as little as 5% of the normal water supply. It is a non-GM solution to food problems, using trays on a looped dynamic conveyor belt and automatic feeding stations to grow plants efficiently. It can be adapted to the needs of vegetable, herb, fruit and flower producers.

SEE EXHIBIT 99.1

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	News Release Dated November 13, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Valcent Products, Inc.

Date: November 17, 2009	By:	/s/ George Orr
Name: George Orr
Title: Director